EXHIBIT 99.15

CENTRAL GOLD–TRUST

NOTICE OF THE SECOND ANNUAL MEETING

OF UNITHOLDERS

        NOTICE IS HEREBY GIVEN that the Second Annual Meeting of the Unitholders of Central Gold–Trust (hereinafter called “Gold–Trust”) will be held in the Ketchum Oxford McDonald Room at The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario on Thursday, the 5th day of May, 2005, at the hour of 4:30 p.m. (Eastern Daylight Saving Time) for the following purposes:

(a)	To receive the financial statements of Gold–Trust for the second fiscal period ended December 31, 2004 together with the auditors’ report thereon;

(b)	To elect eight Trustees;

(c)	To re-appoint auditors and to authorize the Trustees to fix the remuneration of the auditors; and

(d)	To transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

        Any holder of units who is unable to be present at this Meeting is requested to complete, date and sign the enclosed form of proxy.

        DATED this 28th day of March, 2005.

BY ORDER OF THE BOARD JOHN S. ELDER, Q.C. Secretary

MANAGEMENT INFORMATION CIRCULAR

as of March 28, 2005

        The information contained in this Management Information Circular (hereinafter called the “Circular”) is furnished in connection with the solicitation of proxies on behalf of the management of Central Gold–Trust (hereinafter called “Gold–Trust”) for use at the annual meeting of the Unitholders of Gold–Trust to be held in the Ketchum Oxford McDonald Room at The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario on Thursday the 5th day of May, 2005, at the hour of 4:30 p.m.(Eastern Daylight Saving Time) and at any adjournments thereof, (the “Meeting”) which Meeting has been called for the purposes set forth in the accompanying notice of the Meeting.

SOLICITATION OF PROXIES

        The form of proxy accompanying this Circular is solicited on behalf of the management of Gold–Trust. Solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by officers or Trustees of Gold–Trust at nominal cost. The cost of solicitation will be borne by Gold–Trust. The record date for determining Unitholders who are entitled to receive notice of the Meeting is March 28, 2005.

REVOCATION OF PROXIES

        A Unitholder of Gold–Trust may revoke a proxy before it is exercised by depositing an instrument in writing executed by such holder or by his or her attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized: (i) at the registered office of Gold–Trust at 55 Broad Leaf Crescent, Ancaster, Ontario at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or (ii) with the Chairman of the Meeting on the day of such meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

        As at the date hereof, Gold–Trust has outstanding three million two hundred and seventy-seven thousand five hundred (3,277,500) units without nominal or par value (hereinafter called the “units”), each carrying the right to one vote per unit at the Meeting. Unitholders of record immediately prior to the convening of the Meeting are entitled to vote thereat.

        To the knowledge of the Trustees or the officers of Gold–Trust, no-one beneficially owns, directly or indirectly, or exercises control or direction over units carrying over ten per cent (10%) of the voting rights attached to all units of Gold–Trust.

MATTERS TO BE CONSIDERED AT THE MEETING

(a)	2004 Financial Statements

        The first item of business at the Meeting will be to receive and consider the financial statements of Gold–Trust for the year ended December 31, 2004 together with the auditors’ report thereon, copies of which financial statements and auditors’ report are included in the annual report which accompanies this Circular.

(b)	Election of Trustees

        The next item of business to be dealt with at the Meeting is the election of Trustees. The persons named in the enclosed form of proxy intend to vote to re-elect as Trustees the eight persons named below. Management is not presently aware that any such persons would be unwilling or unable to serve as a Trustee if elected. However, if this should occur for any reason prior to the Meeting, it is intended that the persons so named in the form of proxy will have discretionary authority to vote the proxy for the election of any other person or persons as Trustees.

        The term of office of each person elected as a Trustee will be until the termination of the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of Gold–Trust. The following persons, each of whom is currently a Trustee of Gold–Trust, are being proposed for election as Trustees of Gold–Trust:

Name and Present Principal Occupation	Positions and Offices with Gold–Trust	Trustee Since	Number of Units of Gold–Trust Beneficially Owned or over which Control or Direction is Exercised

John P. Embry	Co-Chairman and	2003	_
Chief Investment Strategist of	Trustee(E)
Sprott Asset Management Inc
(asset managers)

Brian E. Felske	Trustee(I)(A)	2003	_
President of Brian E. Felske &
Associates, Ltd.
(mining consultants)

Douglas E. Heagle	Trustee	2003	1,000
Chairman of NSBL International	(I)(A)(C)(L)
(international investors)

Ian M.T. McAvity	Trustee(I)(C)	2003	100
Corporate Director and President
of Deliberations Research Inc.
(economic consultants)

Robert R. Sale	Trustee(I)(A)	2003	2,000
Retired Investment Dealer	(C)
Executive

Philip M. Spicer	Co-Chairman and	2003	1,000	(1)
Chairman of Central Fund of	Trustee(N)(E)
Canada Limited (gold and silver
bullion investment company)
and President of its
Administrator

J.C. Stefan Spicer	Trustee(N)(E)	2003	1,000	(1)
President and Chief Executive
Officer of Gold–Trust and of
Central Fund of Canada Limited
(gold and silver bullion
investment company)

Eric Sprott	Trustee(E)	2003	199,800	(2)
Chief Executive Officer of
Sprott Asset Management Inc.

(A)	Member of Audit Committee
(C)	Member of the Corporate Governance and Nominating Committee
(E)	Member of Executive Committee
(I)	Independent
(L)	Lead Trustee
(N)	Nominee of Central Gold Managers Inc., the Administrator of the Trust

Note:	(1)	In addition, 1,000 units are owned by each of Joanne Spicer and Michele Spicer, the spouse and daughter of Mr. Philip Spicer and mother and sister of Mr. Stefan Spicer. A further 1,000 units are owned by Accrete Corporation, which is controlled by Michele Spicer and 7,500 units by Central Group Administrators Inc., the parent corporation of Central Gold Managers Inc. and which is controlled by Joanne Spicer.
(2)	Owned by Sprott Asset Management Inc., which is controlled by Mr. Sprott.

The following is a brief biographical description of the Trustees of Gold–Trust:

John P. Embry, of Toronto, Ontario has been in the investment business for over 40 years. Prior to joining Sprott Asset Management Inc. in February, 2003 and becoming its Chief Investment Strategist, he was for over 15 years the Vice-President Equities of RBC Global Investment Inc.

Brian E. Felske, of Markdale, Ontario has managed a mining consultancy for more than 25 years with major clients including brokers, institutional investors, banks, multilateral agencies, and mining companies. Mr. Felske is a registered limited market dealer with the Ontario Securities Commission.

Douglas E. Heagle, of Burlington, Ontario is a graduate of the Ivey School of Business. He has been an officer (currently Chairman) and a director of National System of Baking Ltd. since 1953 and is Chairman of a division, NSBL International (private capital investments). Mr. Heagle has been a director of several Canadian and overseas companies.

Ian M. T. McAvity, of Toronto, Ontario has been involved in the world of finance for over 40 years as a banker, broker and since 1975 as an independent advisor and consultant, specializing in the technical analysis of international equity, foreign exchange and precious metals markets. His analysis and view have been published in “Ian McAvity’s Deliberations on World Markets Newsletter” since 1972.

Robert R. Sale, of Tortola, British Virgin Islands, was an active member of the Canadian financial community throughout his career until his retirement as President of Walwyn Inc., a member of stock exchanges and investment industry associations throughout Canada.

Eric S. Sprott, of Oakville, Ontario was the founder in 2001 and is the Chief Executive Officer of Sprott Asset Management Inc. For the 20 years prior to December, 2001, he was the Chairman and Chief Executive Officer of Sprott Securities Inc.

J. C. Stefan Spicer, of Ancaster, Ontario is also the President and Chief Executive Officer of Central Fund of Canada Ltd., a large publicly traded gold and silver investment corporation, the Class A shares of which are listed on the Toronto Stock Exchange and the American Stock Exchange. He has in excess of 20 years of investment industry experience.

Philip M. Spicer, of Ancaster, Ontario is the Chairman of Central Fund of Canada Ltd., which he formed in 1961. He has been a long-time analyst of markets, monetary systems and gold. His career has included being a past-owner and director of Canadian stock brokerage and investment dealer firms, a registered investment counsel and portfolio manager. More recently, he has been a private consultant to financial businesses.

Remuneration of Trustees and Officers

        The Trustees’ remuneration is intended to provide modest remuneration for the risks and responsibilities undertaken by a Trustee.

        Each of the independent Trustees, is currently paid an annual fee of U.S. $3,000 for his service as a Trustee and a fee for Board and Committee meetings attended of U.S. $750 per meeting. Committee chairmen receive a further annual fee of U.S. $750.

        There are no officers of Gold–Trust who receive remuneration from it and Gold–Trust does not have any employees. Gold–Trust does not have any pension or retirement benefit plans. Those officers and Trustees of Gold–Trust who are also officers and directors of the Administrator or of Sprott Asset Management Inc. receive no remuneration as officers and Trustees of Gold–Trust.

        The aggregate fees paid by Gold–Trust to the Trustees who are not directors or employees of Central Gold Managers Inc. (the “Administrator”) for the fiscal year ended December 31, 2003 was U.S.$38,250. The following table shows the amount in U.S. dollars received for the year ended December 31, 2004 by each Trustee who is not associated with the Administrator or Sprott Asset Management Inc.

Name of Director	Annual Fee	Attendance Fees	Committee Chairman	Total

Brian E. Felske	3,000	4,500		7,500

Douglas E. Heagle	3,000	8,250	750	12,000

Ian M. T. McAvity	3,000	4,500		7,500

Robert R. Sale	3,000	7,500	750	11,250

        No Trustee or officer of Gold–Trust or any associate or affiliate of any such Trustee or officer is or has been indebted to the Trust.

(c)	Re-Appointment and Remuneration of Auditors

        The next matter to be considered at the Meeting is the appointment of auditors of the Trust and the fixing of their remuneration. It is intended to vote the proxies solicited at the Meeting to re-appoint as auditors of the Trust the firm of Ernst & Young LLP, who have been its auditors since 2003 and whose re-appointment has been recommended by the Audit Committee and to authorize the Trustees to fix their remuneration. For such resolution to be effective, it requires the favourable vote of at least a majority of the units voted in person or by proxy at the Meeting.

GOVERNANCE

        Gold–Trust’s governance practices are designed to ensure that its business is effectively managed so as to foster value for its Unitholders. With certain exceptions as noted below, these practices generally accord with the guidelines and policies of the Toronto Stock Exchange (the “Guidelines”). Reference is also made to proposed Multilateral Instrument 58-101 — “Disclosure of Corporate Governance Practices” and proposed Multilateral Policy and Instrument 58-201 — “Effective Corporate Governance” (collectively the “Governance Proposals”) and to proposed Multilateral Instrument 52-110 entitled “Audit Committee” and Companion Policy 52-110CP (hereinafter collectively the “Audit Committee Rules”) all of which are initiatives of certain members of the Canadian Securities Administrators. The Audit Committee Rules commenced to apply to the Corporation during the Fall of 2004. The Governance Proposals, with or without amendment, are widely expected to come into force and to commence to apply during the first quarter of 2005.

        The Trustees establish their own policies, procedures and practices concerning management of Gold–Trust. They fulfill those duties with independence from management of the Corporation.

Board Mandate and Code of Ethics

        The Board of Trustees is, as set forth in its mandate, responsible for the management and supervision of the business of Gold–Trust pursuant to its powers and obligations under the Declaration of Trust and other statutory and legal requirements generally applicable to Trustees of a unit trust that is also a reporting issuer. In carrying out its duties, the Board holds regular meetings on at least a quarterly basis and additional meetings to deal with particular matters as appropriate. Supported by three committees of the Board, the Board oversees management of Gold–Trust, including the activities of the Administrator, develops and oversees strategy of Gold–Trust and its implementation, identifies and assesses the principal risks of the business, reviews financial performance and reporting, appoints the senior officers of Gold–Trust, is responsible for succession planning, oversees public communications policies and Unitholder relations and annually reviews the effectiveness of the Board and committees (including a Trustee’s individual contribution). These duties and responsibilities are consistent with the Guidelines. An individual director is permitted to engage an outside advisor at the expense of Gold–Trust in specific circumstances such as where he is placed in a conflict position through activities of Gold–Trust, but any such engagement is subject to prior approval of the Corporate Governance and Nominating Committee referred to below.

        The Board has adopted a code of business ethics which governs behaviour of the Trustees and Officers of Gold–Trust as well as employees of the Administrator. Compliance is monitored by the Board and, should any waivers be granted to Trustees or officers, the policy is to disclose this in the next ensuing quarterly or annual report. The Board has also adopted a formal mandate that sets out its responsibilities for stewardship of Gold–Trust. The code of ethics and the mandate are set out on Gold–Trust’s website. The establishment and monitoring of the code and the creation of the formal mandate are proposed under the Guidelines and the Governance Proposals. Although also recommended in the Guidelines, no formal position descriptions have been developed for the Board and the Chief Executive Officer, defining the limits of management’s responsibilities and the Chief Executive Officer’s objectives.

Composition of Board

        The Trustees are elected by the Unitholders at each annual meeting, except that the Board is entitled to appoint a Trustee to fill a vacancy until the next annual meeting. The term of office of each Trustee expires at the next annual meeting or upon election or appointment of a successor. The Board currently consists of eight Trustees. Four of the eight-member Board of Trustees of Gold–Trust, Messrs. Felske, Heagle, McAvity and Sale, are independent Trustees. The Board does not fully comply with the Guidelines in that there is not a majority of the Trustees that are independent. When additional issues of units are completed, it is expected that a ninth, and independent, Trustee will be elected. With respect to the other Trustees, Messrs. Philip Spicer and Stefan Spicer, the Chairman and President respectively, are directors and officers of the Administrator, and Messrs. Embry and Sprott are directors, officers and shareholders of Sprott Asset Management Inc. See “Interest of Management and Others in Material Transactions”.

Lead Trustee

        Mr. Heagle, the Chairman of the Audit Committee and an independent Trustee, has been designated as the “lead Trustee ” as contemplated by the Guidelines. As such, he has taken on the responsibility of overseeing the operation of the Board and its effectiveness and leads discussions of the Board of Trustees when it meets in private session without members of management present. These in camera sessions are held at each regular Board meeting and at Audit and Corporate Governance and Nominating Committee meetings so as to promote full and open discussion among the non-management Trustees.

Board Activities

        The Board of Trustees is in a position to conduct its meetings and to make appropriate decisions effectively. Financial and other information is made available to Board members several days in advance of meetings. Trustees are generally encouraged to attend meetings in person. Trustees are asked to advise Gold–Trust if they are unable to attend meetings and attendance at meetings is recorded. The Board held four meetings during the past fiscal year and all of the members attended or participated in such meetings, except Mr. Sprott who was unable to attend two meetings and Messrs. Felske and Sale who were unable to attend one meeting. All of the Trustees have agreed to an evaluation of their collective as well as their individual performance. All of the Trustees are encouraged to exercise their responsibilities in the best interests of Gold–Trust and its Unitholders generally.

        The Board of Trustees has not adopted a formal policy for the recruitment of new Trustees as recommended by the Guidelines. However, as the need for recruitment arises, the responsibility for identifying or reviewing a nominee or nominees and recommending them to the Board is assigned to the Corporate Governance and Nominating Committee, which is comprised exclusively of independent Trustees.

Committees

        The Board of Trustees is responsible for the establishment and overseeing performance of all committees, the appointment of members to serve on such committees and approving their compensation. Three standing committees have been appointed.

        The Executive Committee is composed of four members, none of whom are independent Trustees. The Committee is intended to meet occasionally between regularly scheduled Board meetings and is delegated authority to deal with various matters. The proceedings of this Committee are reviewed by the Board. The Committee had no formal meetings during the last fiscal year.

        The Audit Committee is composed of three Trustees, all of whom are independent Trustees as contemplated by the Guidelines and the Audit Committee Rules. Each of the members of the Committee is “financially literate” in having the ability to read and understand a set of financial statements and the accompanying notes. Each of the Trustees serving on the Committee is regarded by the Board as having “accounting or related financial experience” through having the ability, by virtue of past accounting training and/or experience as a chief financial officer or chief executive officer with oversight of a corporation’s or trust’s finance and accounting activities, to analyze and interpret a full set of financial statements and the accompanying notes prepared in accordance with Canadian generally accepted accounting principles.

        The charter for the Audit Committee reflects the requirements of the Guidelines and the Audit Committee Rules. The Audit Committee fulfils its responsibilities within the context of the following guidelines:

•	the Committee communicates its expectations to management and the external auditors with respect to the nature, extent and timing of its information needs. The Committee expects that draft financial statements and other written materials will be received from management or the external auditors several days in advance of Committee meeting dates;

•	the Committee, in consultation with management and the external auditors, develops an Audit Committee agenda which is responsive to the Committee’s needs as set out in its charter;

•	the Committee, in consultation with management and the external auditors, reviews important financial issues and emerging audit, accounting and governance standards which may impact Gold–Trust’s financial disclosure and presentation;

•	the Chairman of the Committee and other Audit Committee members have direct, open and frank discussions during the year with management, other Board members and the external auditors as required;

•	to assist the Committee in fulfilling its responsibilities, it may, at the expense of Gold–Trust and after consultation with the President, engage an outside advisor with special expertise; and

•	as the external auditor’s responsibility is not only to the Board of Trustees but to the Audit Committee as representatives of the Unitholders, the Committee expects the external auditors to report to it all material issues arising out of their services or relationship with Gold–Trust.

        The Audit Committee meets at least semi-annually with representatives of the Administrator and the external auditors to discuss the independence of the external auditors, the scope of the annual audit, the audit plan, access granted to the accounting system and related internal controls, co-operation of management in the audit and review function, the need for internal controls, the financial reporting process and related internal controls, the quality and adequacy of Gold–Trust’s or the Administrator’s accounting and financial personnel and other resources and financial risk management so as to satisfy itself that each party is properly discharging its responsibilities. The Committee also reviews the quarterly and annual financial statements, the Annual Information Form and the Annual Report including the external auditors’ report and Management’s Discussion and Analysis as well as earnings press releases. The Committee further reviews the remuneration of and recommends for review by the Board and approval by the Unitholders the re-appointment and terms of engagement of the external auditors.

        The Committee also pre-approves any non-audit services proposed to be provided by the external auditors. The charter of the Audit Committee is set out on the Trust’s website and its Annual Information Form. Its conduct is reviewed annually by the Committee and the Board. Mr. Heagle chairs the Audit Committee which is expected to meet four times per year. All three members attended the meetings of the Audit Committee held during the last fiscal year except Mr. Felske who was out of the country for one meeting. The Committee meets in camera at each regular meeting without any members of management present.

        The Corporate Governance and Nominating Committee is composed of three Trustees, all of whom are independent Trustees as defined in the Guidelines and the Audit Committee Rules.

        The Corporate Governance and Nominating Committee is responsible for developing Gold–Trust’s approach to governance issues, reviewing the effectiveness of the Board’s practices in light of emerging and changing regulatory requirements, proposing new nominees to the Board, developing awareness programs for them, assessing the size, composition and effectiveness of the Board as a whole and of the Committees as well as assessing the contribution of individual Board members. The Committee’s responsibility extends to ensuring that the Board can function independently of management and monitoring the Board’s relationship to management. It reviews the communications policy of Gold–Trust to ensure that communications to Unitholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and treat all Unitholders fairly with respect to disclosure. It recommends topics of interest or importance for discussion and/or action by the Board. It annually reviews Board and Committee effectiveness including continuing qualifications and contribution of individual members as well as conflicts of interest and time commitments. It also reviews the adequacy and form of the compensation of Trustees to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Trustee. The Committee is also responsible for approving the engagement by one or more Trustees of an outside legal or other advisor at the expense of Gold–Trust. The Committee meets independently of management from time to time as necessary. The charter of the Corporate Governance and Nominating Committee is set out on Gold–Trust’s website. Its content is reviewed annually by the Committee and the Board. Mr. Sale chairs the Committee which generally meets twice per year. All three members attended the two meetings of the Committee held during the last fiscal year. The Committee meets in camera at each regular meeting without any members of management present.

Expectations of Management

        The Board expects management of Gold–Trust to report in a timely, comprehensive and accurate manner on the business of Gold–Trust generally and on specific matters of significant consequence to Gold–Trust and the Unitholders, to take timely action and decisions consistent with corporate policies in effect, and to review on an ongoing basis the strategies of Gold–Trust with a view to facilitating the Board’s review of same and their implementation by management.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Administrative Services Agreement

Gold–Trust and the Administrator entered into an administrative services agreement on April 28, 2003 (the “Administrative Services Agreement”). The primary administrative responsibilities of the Administrator under such Agreement are to:

(a)	keep full and complete financial, accounting and other records reflecting the financial position of Gold–Trust’s business;

(b)	prepare reports to Unitholders, regulatory filing material and other reports to the Trustees as may be reasonably requested from time to time; and

(c)	furnish office facilities, services and supplies and generally oversee with its staff and independent contractors the administration of Gold–Trust;

The Administrative Services Agreement is for an initial term of 10 years until April 28, 2013, and will continue in force from year to year thereafter unless terminated by the Trust.

Under the terms of the Administrative Services Agreement, any directors, officers or employees of the Administrator who are also officers of Gold–Trust, or who have been appointed as Trustees by the Administrator shall be paid by the Administrator for serving in such capacity and shall not receive any remuneration from Gold–Trust therefor. Gold–Trust is responsible for paying all costs and expenses incurred in connection with its business except those that are expressly to be borne by the Administrator as referred to above.

In consideration of the Administrator carrying out its duties and obligations under the terms of the Administrative Services Agreement, Gold–Trust pays to the Administrator a declining fee, on a monthly basis, equal to 0.40% per annum for the first U.S.$100,000,000 of the Trust’s total assets, 0.30% per annum for any excess over U.S.$100,000,000 up to U.S.$200,000,000 and 0.20% per annum for any excess over U.S.$200,000,000 of total assets as at the month-end Valuation Date (defined as the last business day of each month on which the Trust’s net asset value is determined). The Administrator has consented to reduced fees at three-quarters of stated rates during the initial stage of Gold–Trust’s development.

Advisory Services Agreement

The Administrator and Sprott Asset Management Inc. (“SAM”) entered into an advisory services agreement (the “Advisory Services Agreement”) on March 14, 2003. The primary responsibilities of SAM under the Advisory Services Agreement are to (a) provide strategic and tactical advice, market research and marketing services on an ongoing basis to Gold–Trust and the Administrator for branding and marketing the units of Gold–Trust to qualified prospective retail and institutional investors; (b) assist the Trust in the structuring of the Offering of units in 2003; and, (c) undertake such other services as may be requested of, and agreed to by, SAM from time to time.

The term of the Advisory Services Agreement will continue until the wind-up, liquidation or dissolution of Gold–Trust, unless terminated earlier under the Advisory Services Agreement.

SAM and the Administrator have a mutual right of first refusal with respect to furnishing similar services to any similar limited purpose trust or other investment vehicle developed by the other party that is based upon a similar concept to that of Gold–Trust.

The Administrator has recommended to the Trustees that, so long as the Advisory Services Agreement is in effect, each of Eric S. Sprott and John P. Embry be appointed as Trustees and that John P. Embry be appointed as a co-chair of Gold–Trust’s Board of Trustees.

As compensation for the services provided by SAM under the Advisory Services Agreement, the Administrator has agreed to pay to SAM, a fee equal to one-half of all fees paid to the Administrator under the Administrative Services Agreement, payable at such time as the Administrator is paid its fees, but based on the net asset value of Gold–Trust in excess of U.S.$50,000,000. In addition, the Administrator will reimburse SAM for any reasonable out-of-pocket expenses incurred in connection with the performance of its services and for any additional advisory services that in either case have been pre-approved by the Administrator.

TRUSTEES’ APPROVAL

        The contents and the sending of this Circular have been approved by the Board of Trustees of Gold–Trust.

        DATED this 28th day of March, 2005.

BY ORDER OF THE BOARD JOHN S. ELDER, Q.C. Secretary